UI 10027711



SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

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SEC FILE NUMBER
8 – 67590

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING <u>JANUARY 1, 2009</u> AND ENDING <u>DECEMBER 31, 2009</u>

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

APACHE TRADING LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

c/o ACCOUNTING and COMPLIANCE INTERNATIONAL – 40 WALL STREET – 34TH FLOOR

NEW YORK	**NEW YORK**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN KRIM   **(212) 668 - 8700**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023	**New York**	**NY**	**10038**

X   Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, *MARC PASUCO,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
APACHE TRADING LLC, as of DECEMBER 31, 2009,
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

MICHELLE WILLIAMS LEWIS
Notary Public, State of New York
No. 01LE6152984
Qualified in Richmond County
Commission Expires Sept. 25, 2010

X _____
Signature

CEO
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NAME OF ORGANIZATION:_____ ____*APACHE TRADING LLC*_____

ADDRESS:**c/oAccounting&Compliance International, 40 Wall Street-34th Floor, New York, NY10005**

DATE: _____**DECEMBER 31, 2009**_____

FINRA – NEW YORK STOCK EXCHANGE, INC.
20 BROAD STREET - 21st Floor
NEW YORK, N.Y. 10005

Att: Member Firms Department

Gentlemen:

WE, THE UNDERSIGNED **members or allied members** of **Apache Trading LLC**, have caused an audit to be made in accordance with the prescribed regulations and have arranged for the prescribed financial report based upon such audit.

We hereby certify that, to the best of our knowledge and belief, the accompanying financial report prepared as of **DECEMBER 31, 2009** represents a true and correct financial statement of our organization and that the report will promptly be made available to those members and allied members whose signatures do not appear below.

I, *MARC PASUCO*, swear that to the best of my knowledge and belief, the

accompanying financial statements and supporting schedule(s) pertaining to the Firm of

APACHE TRADING LLC, as of *DECEMBER 31, 2009,* are true and

correct. I further swear that neither the Company nor any partner, proprietor, principal

officer, director or member has any proprietary interest in any account classified solely as

that of customer, except as follows:

No Exceptions

_____
(Signature)

_____
CEO
(Title)

_____
(Notary Public)

APACHE TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

APACHE TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	318,686
Due from broker	812,644
Securities owned at market value (Note 3)	12,811,022
Office equipment, net of accumulated depreciation of $146,014 (Note 2(d))	49,032
Total assets	$13,991,384

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	39,503
Securities sold, not yet purchased, at market value (Note 3)	12,826,884
Total liabilities	12,866,387

Commitments and Contingencies (Note 5)

Members' Capital

Members' Capital (Note 6)	1,124,997
Total liabilities and members' capital	$13,991,384

The accompanying notes are an integral part of this statement.

APACHE TRADING, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

Note 1 -   **Nature of Business**

Apache Trading, LLC (The "Company") a limited liability company (The "Company") is a broker/dealer in securities registered with the Securities and Exchange Commission.

The "Company" operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities Exchange Commission, and accordingly is exempt from the remaining provisions of that rule.

Note 2 -   **Summary of Significant Accounting Policies**

a)   *Revenue Recognition*

Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis

b)   *Income Taxes*

Income taxes are not payable by, or provided for, the Company. Instead, the members are liable for individual income taxes on their respective shares of the Company's taxable income.

c)   *Cash and Cash Equivalents*

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d)   *Equipment*

Equipment is carried at cost and is depreciated over a useful life of 5-7 years using accelerated methods.

e)   *Use of Estimates*

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f)   *Subsequent Events*

The Company has evaluated events and transactions that occurred between January 1, 2010 and February 4, 2010, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3-   **Marketable Securities Owned and Sold, Not Yet Purchased**

Marketable securities consist of securities at quoted market values, as illustrated below

	Owned	Sold, but Not Yet Purchased
Equities	$12,815,022	$12,826,884

Note 4 -   **Commitment**

Office Lease
The Company leases premises under a month-to-month lease at approximately $1,610 per month.

Note 5 -   **Financial Instruments with Off-Balance Sheet Credit Risk**

The Company trades only for its own account.

The Company is subject to certain inherent market risks arising from its investing activities of selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in the financial statements. The Company attempts to reduce such risk in their short positions by holding offsetting long positions.

A substantial portion of the Company's assets are held at its clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill its obligations.

Note 6 -   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2009, the Company had net capital of $1,060,508 which was $960,508 in excess of its required net capital of 100,000. The Company's net capital ratio was 3.72%.

A copy of the Firm's Statement of Financial Condition as of December 31, 2009, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Apache Trading, LLC
c/o Accounting & Compliance International
40 Wall Street, 34th Floor
New York, NY 10005

We have audited the accompanying statement of financial condition of Apache Trading, LLC as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Apache Trading, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs, LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 2, 2010

APACHE TRADING, LLC
INDEPENDENT AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2009



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Members of
Apache Trading, LLC
c/o Accounting & Compliance International
40 Wall Street, 34th Floor
New York, NY 10005

Gentlemen:

In planning and performing our audit of the financial statements of Apache Trading, LLC as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion of the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11); and for determining Compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity' internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing.

This report recognizes that it is not practicable in an organization the size of this Company to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lerner & Sipkin, CPAs, LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (N.Y.)

New York, NY
February 2, 2010



APACHE TRADING, LLC

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the Period April 1, 2009 through December 31, 2009



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Members of
Apache Trading, LLC
c/o Accounting & Compliance International
40 Wall Street – Floor 34
New York, NY 10005

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2009, which were agreed to by Apache Trading, LLC("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC., solely to assist you in evaluating the Company's compliance with rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;
2- Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, with the amounts reported in the Transitional Assessment Reconciliation (Form SIPC-7T) for the year ended December 31, 2009, noting no exceptions;
3- Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no exceptions;
4- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no exceptions; and
5- Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Lerner & Sipkin, CPAs, LLP (NY)
January 29, 2010

APACHE TRADING, LLC.
Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
Period April 1, 2009 through December 31, 2009

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$ 690,926
Additions	-
Deductions	$ (116,238)
SIPC Net Operating Revenues	$ 574,688

Determination of General Assessment:

SIPC Net Operating Revenues:	$ 574,688
General Assessment @ .0025	$ 1,437

Assessment Remittance:

Greater of General Assessment or $150 Minimum	$ 1,437
Less: Payment made with Form SIPC-4 in January, February or March, 2009	(150)
Assessment Balance Due	$ (1,287)

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the Period April 1, 2009 through December 31, 2009:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7T	$ 574,688
SIPC Net Operating Revenues as computed above	574,688
Difference	$ -